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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                             QUANTA SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, par value $0.00001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74762E102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Thomas R. Denison-First Reserve Corporation,
                   One Lafayette Place, Greenwich, CT. 06830
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 1, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 74762E102               SCHEDULE 13D                 Page 2 of 8 Pages
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    First Reserve GP IX, Inc.
    I.R.S. No.: 91-209254 2
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)  /X/

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    39,014,630
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    39,014,630
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     39,014,630
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     33.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74762E102               SCHEDULE 13D                 Page 3 of 8 Pages
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    First Reserve GP IX, Inc.
    I.R.S. No.: 91-208465 3
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)  /X/

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    39,014,630
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    39,014,630
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     39,014,630
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     33.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 74762E102               SCHEDULE 13D                 Page 4 of 8 Pages
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    First Reserve Fund IX, L.P.
    I.R.S. No.: 91-208465 2
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)  /X/

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    39,014,630
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    39,014,630
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     39,014,630
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     33.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 3 to the Schedule 13D (the "Schedule 13D") originally filed on October 23, 2002, is being filed jointly by First Reserve Fund IX, L.P. ("Fund IX"), First Reserve GP IX, L.P. ("GP IX"), and First Reserve GP IX, Inc. ("First Reserve" and collectively, the "Reporting Persons") and relates to the Common Stock, $.00001 par value per share (the "Common Stock") of Quanta Services, Inc., a Delaware corporation (the "Issuer"). The
Schedule 13D is hereby amended as set forth below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof, the Reporting Persons are the beneficial owners of Common Stock in the numbers and percentages set forth in the table below.

                                Number of Shares                 Percentage
 Reporting Party              Beneficially Owned                  Of Class
-----------------             ------------------                 ----------
     Fund IX                          39,014,630 (2)                   33.8% (3)
    GP IX (1)                         39,014,630 (2)                   33.8% (3)
First Reserve (1)                     39,014,630 (2)                   33.8% (3)

(1) GP IX is the general partner of Fund IX and may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX. First Reserve, as the general partner of GP IX, may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX.

(2) Consists of 38,916,204 shares of Common Stock held by Fund IX, 33,445 shares of Common Stock and options for 15,000 shares of Common Stock issued to Ben A. Guill in his capacity as a director of the Issuer and 49,981 shares of Common Stock issued to Thomas Sikorski in his capacity as a director of the Issuer. First Reserve, as the general partner of GP IX, may be deemed to beneficially own the aforementioned shares and options issued to Ben A. Guill and Thomas Sikorski.

(3) The percentage above is obtained by using as the denominator 115,529,509 shares of Common Stock, comprised of 115,514,509 shares of outstanding Common Stock indicated as outstanding as of December 31, 2003 in the Issuer's Prospectus on Form 424(b)(3) filed on February 17, 2004, and options for 15,000 shares issued to Ben A. Guill in his capacity as a director of the Issuer. This denominator excludes (a) 1,067,750 shares of Limited Vote Common Stock (as indicated as outstanding as of December 31, 2003 in the Issuer's Prospectus on Form 424(b)(3) filed on February 17, 2004), (b) shares of Common Stock into which the Issuer's Convertible Subordinated Notes can be converted, and
         (c) shares of Common Stock into which the options issued pursuant to the 2001 Stock Incentive Plan can be exercised (other than the options for 15,000 shares issued to Ben Guill in his capacity as a director of the Issuer).

         Item 5(c) is hereby amended and restated in its entirety as follows:

                  (c) During the past 60 days, the following transactions were effected:

         On March 1, 2004, Fund IX entered into a Secondary Block Trade Agreement with UBS Securities LLC ("UBS"), pursuant to which Fund IX sold 3,259,000 shares of Common Stock at a net price of $8.30 per share, for total consideration of $27,049,700. The closing of the transaction is scheduled to occur on March 4, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following:

JOINT FILING AGREEMENT

         A Joint Filing Agreement dated March 2, 2004, by and among Fund IX, GP IX, and First Reserve has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

SECONDARY BLOCK TRADE AGREEMENT

         On March 1, 2004, Fund IX entered into a Secondary Block Trade Agreement (the "Trade Agreement") with UBS Securities LLC ("UBS"), pursuant to which Fund IX sold 3,259,000 shares of Common Stock at a net price of $8.30 per share, for total consideration of $27,049,700. The closing of the transaction is scheduled to occur on March 4, 2004 (the "Closing Date").

         The Trade Agreement provides that for a period of 90 days following the Closing Date, none of Fund IX, its subsidiaries, associates or holding company will, "offer, issue, sell or otherwise dispose of (or announce an intention of doing so) any other shares of the Issuer or any securities convertible into or exchangeable for or carrying rights to acquire other shares of the Issuer" without the prior written consent of UBS, other than (i) through a registered offering taking place more than 15 days following the Closing Date, or (ii) through sales under Rule 144 of the Securities Act of 1933 taking place more than 30 days following the Closing Date. The Secondary Block Trade Agreement is being filed as Exhibit B to this 13D amendment.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A.       Joint Filing Agreement of Schedule 13D.

B. Secondary Block Trade Agreement, dated as of March 1, 2004, between UBS Securities LLC and First Reserve Fund IX, L.P.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 2, 2004

                                        FIRST RESERVE FUND IX, L.P.

                                        By: First Reserve GP IX, L.P.,
                                            General Partner
                                        By: First Reserve GP IX, Inc.,
                                            General Partner

                                        By: /s/ THOMAS R. DENISON
                                           -------------------------------------
                                        Name:  Thomas R. Denison
                                        Title: Managing Director



                                        FIRST RESERVE GP IX, L.P.

                                        By: First Reserve GP IX, Inc.,
                                            General Partner

                                        By: /s/ THOMAS R. DENISON
                                           -------------------------------------
                                        Name:  Thomas R. Denison
                                        Title: Managing Director



                                        FIRST RESERVE GP IX, INC.

                                        By: /s/ THOMAS R. DENISON
                                           -------------------------------------
                                        Name:  Thomas R. Denison
                                        Title: Managing Director

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                              DESCRIPTION
-------      -------------------------------------------------------------------
A.           Joint Filing Agreement of Schedule 13D.

B.           Secondary Block Trade Agreement, dated as of March 1, 2004, between
             UBS Securities LLC and First Reserve Fund IX, L.P..